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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25                   SEC FILE NUMBER
                                                                         0-23296

                                                                    CUSIP NUMBER
                                                                       171768104

                           NOTIFICATION OF LATE FILING

                                  (Check One)

          [ ] Form 10-K          [ ] Form 20-F          [ ] Form 11-K

                [X]  Form 10-Q                 [ ] Form N-SAR

         For Period Ended:     March 31, 2001

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         For the Transition Period Ended:
                                          -------------------------------------


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

         Full Name of Registrant:  CIDCO Incorporated
         Former Name if Applicable: N/A
         Address of Principal Executive Office:

                  220 Cochrane Circle
                  Morgan Hill, CA  95037

PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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[X]      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

         As previously reported in a Current Report on Form 8-K filed on April 27, 2001, the Registrant is continuing to investigate accounting errors believed to be caused by the failure of certain accounting processes. The Registrant believes that the likely outcome of this investigation will be an understatement of current liabilities and previously reported cost of goods sold for the Registrant's discontinued telecommunications equipment business. The Registrant's investigation is ongoing but is expected to be completed on or before May 21, 2001, the date on which the Registrant expects to file its Current Report on Form 10-Q for the fiscal quarter ended March 31, 2001. Due to the ongoing accounting investigation, the Registrant was unable to file the Form 10-Q on May 15, 2001 without unreasonable effort and expense.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

          Richard D. Kent, Chief Financial Officer    (408) 779-1162

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes    [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See response to Part III above. The Registrant believes that there may be significant changes in the loss from discontinued operations that will be reflected in the statement of operations for fiscal quarter ended March 31, 2000. Because the Registrant is still investigating the nature and degree of these changes, it cannot at this time provide a reasonable estimate of the changes that will be reflected for such prior period.


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                               CIDCO Incorporated

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 15, 2001                      By:   /s/ Richard D. Kent
                                           -------------------------------------
                                           Richard D. Kent,
                                           Chief Financial Officer



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